# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SUPER HI INTERNATIONAL HOLDING LTD., CIK 0001995306
CUSIP: 86803S106
Title of class of securities: Ordinary shares, par value of US$0.000005 per share
Address of issuer's principal executive offices: 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore, Singapore (U0), 408533
Date of event which requires filing of this statement: 09/09/2025
Filed by CIK 0002050145
Persons authorized to receive notices and communications: Yixin Jiang, 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore, Singapore (U0), 408533, (86) 18661951778

## Reporting persons
- Ping Shu (CIK 0002050145): type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 71,561,070; shared voting power 0; sole dispositive power 71,561,070; shared dispositive power 0; aggregate amount beneficially owned 71,561,070 (11% of the class)
  Comment: The number of shares in rows (7) and (9) represents 71,561,070 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands. See Item 5.
  
  The percent in row (13) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025. See Item 5.
- SP NP LTD: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 71,561,070; shared voting power 0; sole dispositive power 71,561,070; shared dispositive power 0; aggregate amount beneficially owned 71,561,070 (11% of the class)
  Comment: The number of shares in rows (7) and (9) represents 71,561,070 ordinary shares held by SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The registered office of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands. See Item 5.
  
  The percent in row (13) is based on 650,299,000 ordinary shares outstanding as of September 2, 2025, as reported in the Issuer's Form 6-K dated September 2, 2025. See Item 5.

## Item 1. Security and Issuer
Title of class of securities: Ordinary shares, par value of US$0.000005 per share
Name of issuer: SUPER HI INTERNATIONAL HOLDING LTD.
Address of issuer's principal executive offices: 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore, Singapore (U0), 408533
Comment: This Schedule 13D (this "Statement") is being filed by Ms. Shu Ping and SP NP LTD (collectively, the "Reporting Persons") with respect to the ordinary shares of SUPER HI INTERNATIONAL HOLDING LTD. (the "Issuer"). The Reporting Persons previously reported their beneficial ownership of the Issuer's ordinary shares on Schedule 13G filed with the Securities and Exchange Commission (the "SEC") on January 3, 2025 (the "Prior Schedule 13G"). As a result of the Distribution in Specie described in Items 3 and 4 of this Statement, and the increase in the percentage of the Issuer's outstanding ordinary shares beneficially owned by the Reporting Persons, the Reporting Persons are no longer eligible to report their beneficial ownership on Schedule 13G and are therefore reporting such beneficial ownership on this Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Ping Shu
SP NP LTD
Residence or business address:
The business address of Ping Shu is 1 Paya Lebar Link, #09-04, PLQ 1 Paya Lebar Quarter, Singapore 408533

The business address of SP NP LTD is Trinity Chambers, P.O., Box 4301, Road Town, Tortola, British Virgin Islands
Present principal occupation or employment:
Ping Shu, the chairlady and director of the Issuer

SP NP LTD, an investment holding company incorporated in the British Virgin Islands and controlled by Ping Shu. The entire issued share capital of SP NP LTD is wholly owned by UBS Trustees (B.V.I.) Limited as the trustee of the Rose Trust, a discretionary trust established by Ms. Shu as settlor and protector for the benefit of herself, her spouse Mr. Yong Zhang and their family members.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Ping Shu--Singapore
SP NP LTD--British Virgin Islands

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons did not pay any cash consideration for the Shares received in the Distribution in Specie (as defined below). On September 9, 2025, NP UNITED HOLDING LTD ("NP United"), one of the controlling shareholders of the Issuer, distributed in specie all of the ordinary shares of the Issuer then held by it (the "Distribution Shares") to its shareholders, including SP NP LTD, in proportion to their respective shareholding percentages in NP United (the "Distribution in Specie").

Prior to the Distribution in Specie, NP United held 180,197,011 ordinary shares of the Issuer, representing approximately 27.71% of the Issuer's outstanding ordinary shares. As a shareholder of NP United, SP NP LTD was entitled to receive 28,964,868 ordinary shares of the Issuer in the Distribution in Specie. As a result of the Distribution in Specie, SP NP LTD became the direct holder of such 28,964,868 ordinary shares of the Issuer without the payment of any additional consideration.

Immediately after giving effect to the Distribution in Specie, SP NP LTD directly held an aggregate of 71,561,070 ordinary shares of the Issuer, as further described in Item 5 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Distribution in Specie described in Item 3 above was effected by NP United in order to simplify the shareholding structure of the Issuer by eliminating NP United as an intermediate holding company. As a result of the Distribution in Specie, SP NP LTD became the direct holder of the Shares that were previously beneficially owned indirectly through NP United, and the beneficial ownership of the Issuer's ordinary shares by the Reporting Persons increased as set forth in Item 5 below.

Other than as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to review their investment in the Issuer on a continuing basis and may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional securities of the Issuer or disposing of some or all of the securities of the Issuer, in the open market, in privately negotiated transactions or otherwise, or changing their intention with respect to any and all matters referred to in subparagraphs (a) through (j) above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) - (b) As of the date of this Schedule 13D, SP NP LTD directly beneficially owns 71,561,070 ordinary shares of the Issuer (the "Shares"), representing approximately 11.0% of the Issuer's outstanding ordinary shares, based on 650,299,000 ordinary shares outstanding as disclosed by the Issuer in its announcement reported in the Issuer's Form 6-K dated September 2, 2025.

Ms. Ping Shu, as the settlor and protector of the Rose Trust (as defined in the Issuer's announcement reported in the Issuer's Form 6-K dated September 2, 2025), which holds all of the issued share capital of SP NP LTD, may be deemed to beneficially own the Shares held by SP NP LTD. Accordingly, each of the Reporting Persons may be deemed to beneficially own 71,561,070 ordinary shares of the Issuer, representing approximately 11.0% of the Issuer's outstanding ordinary shares.

SP NP LTD has the sole power to vote and to dispose of the Shares directly held by it, subject to the terms of the relevant trust arrangements. Ms. Ping Shu may be deemed to share voting and dispositive power with respect to such Shares by virtue of her role in the Rose Trust.
Number of shares as to which each person has sole or shared power to vote or dispose:
(a) - (b) As of the date of this Schedule 13D, SP NP LTD directly beneficially owns 71,561,070 ordinary shares of the Issuer (the "Shares"), representing approximately 11.0% of the Issuer's outstanding ordinary shares, based on 650,299,000 ordinary shares outstanding as disclosed by the Issuer in its announcement dated September 2, 2025.

Ms. Ping Shu, as the settlor and protector of the Rose Trust (as defined in the Issuer's announcement dated September 2, 2025), which holds all of the issued share capital of SP NP LTD, may be deemed to beneficially own the Shares held by SP NP LTD. Accordingly, each of the Reporting Persons may be deemed to beneficially own 71,561,070 ordinary shares of the Issuer, representing approximately 11.0% of the Issuer's outstanding ordinary shares.

SP NP LTD has the sole power to vote and to dispose of the Shares directly held by it, subject to the terms of the relevant trust arrangements. Ms. Ping Shu may be deemed to share voting and dispositive power with respect to such Shares by virtue of her role in the Rose Trust.
Transactions in the class effected during the past sixty days: Except for the Distribution in Specie described in Items 3 and 4 of this Schedule 13D, during the 60 days preceding the date hereof, none of the Reporting Persons has effected any transaction in the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons, except as may be set forth in the trust arrangements described above.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D, including the trust arrangements relating to the Rose Trust as set forth in Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement dated as of November 25 by and among the Reporting Persons

## Signatures
- Ping Shu: /s/ Ping Shu, Ping Shu/ Director (11/25/2025)
- SP NP LTD: /s/ Ping Shu, Ping Shu/Director (11/25/2025)